United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: PPG Industries, Inc.

Name of persons relying on exemption: The Congregation of the Sisters of St. Joseph of Peace

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Item 6, the shareholder proposal on Independent Board Chair, at the PPG Annual Meeting of Shareholders on April 15, 2021.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Summary of the Proposal

Shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require that whenever possible the Chair of the Board of Directors be an independent member of the Board. This policy would phase in for the next CEO transition.

Rationale for Support

A governance structure where the CEO runs the business and is accountable to a board of directors led by an independent chair is in the best interest of the company and its shareholders for the following reasons:

1.	An independent board chair eliminates potential conflicts of interests created by the dual role, in which a company’s CEO is essentially his or her own boss, and clarifies where management authority ends and independent board responsibilities begin.

2.	Adherence to governance best practices would likely strengthen PPG’s risk management systems, including board oversight of material human rights risks. Failure to effectively manage human rights risks presents legal, financial, and reputational risks to the company and its investors.

Arguments in Favor of the Independent Board Chair Proposal

1.	PPG’s existing corporate governance structure in which the CEO also serves as Chair prevents effective independent oversight of the CEO. Having a lead independent director is not a substitute for an independent chair.

As the world’s largest paints and coatings company, PPG is exposed to significant material environmental and social risks which require effective oversight by the Board of Directors. PPG’s current governance structure, which combines the CEO and Chair role, presents concerns to shareholders about independent oversight. Michael McGarry has served as PPG’s CEO since 2015 and its Chairman since 2016, and Charles Bunch previously served in both roles from 2005 to 2015. This concentration of power remains problematic, even while PPG has a Lead Independent Director and a majority of independent directors. In its opposition statement, PPG argues that Michael McGarry is best suited to serve as Chairman due to his familiarity with the business and the industry. Proponents recognize Mr. McGarry’s expertise as a valuable asset for his responsibilities as CEO to manage the business. However, an independent director serving in the Chair role would provide an equally valuable outside perspective which is essential to independent oversight of senior management.

When the CEO is also board chair and responsible for self-oversight, conflicts of interest may arise. For example, reports suggest that the lack of independent leadership at companies that combine the roles of CEO and chair makes it more difficult for board members to remove executives that are not governing effectively.1 It may also interfere with clear division of roles when the chair is not independent, and the views of senior management may have a disproportionate influence in board decision-making.

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2.	Having an independent board chair is a governance best practice recognized by leading S&P 500 companies, corporate governance experts, and investors.

S&P 500 companies are increasingly separating the CEO and chair roles and appointing independent board chairs.2 As of 2020:

●	55% of S&P 500 companies have separate CEO and chair roles, up from 40% in 2010.
●	34% have an independent board chair, compared to 19% in 2010.

Shareholders encourage PPG to follow the leadership of its peers in the S&P 500 by adopting an independent board chair policy. In addition, PPG’s peers in the paints and coatings industry, Sherwin-Williams and Axalta, both have independent board chairs.3 Both separation and independence are critical to effective board oversight to fully prevent conflicts of interest.

Corporate governance leaders, such as the Council of Institutional Investors and proxy advisory firm Glass Lewis, advocate for companies to appoint an independent board chair to ensure effective oversight.4

Moreover, this practice is an international norm, with many international listings requirements and governance codes requiring the separation of the CEO and chair roles.5

There is growing investor support for independent board chair proposals in the U.S. Several independent board chair proposals filed by members of the Interfaith Center of Corporate Responsibility received over 40% support from investors in the last two years, including at Bristol-Myers Squibb, Gilead Sciences, and Johnson & Johnson, and ExxonMobil.6

3.	PPG’s arguments in opposition to the Independent Board Chair proposal are misleading.

In PPG’s opposition statement, the company claims that the proposal “seeks to mandate one rigid leadership structure,” however the proposal provides substantial flexibility as to the company’s process for adopting and implementing an independent board chair policy and is not prescriptive about the language of the requested by-laws revision. It includes language such as “whenever possible” and exemptions to account for the possibility of circumstances in which “no independent director is available and willing to serve as Chair.”

The company also provides examples of what it claims to be benefits of the combined role, without providing evidence of those benefits to investors. For example, PPG states that the dual role demonstrates “strong leadership” to stakeholders, “eliminates the potential for confusion” and that “the current combined role of the Chairman and Chief Executive Officer strikes an appropriate balance that does not constrain independent oversight.” The company does not provide performance metrics that it used to determine that its existing governance structure is preferable to the independent board chair model. There is no reason to believe that investors would be “confused” by having a separate CEO and independent board chair. The final claim that the dual role does not constrain independent oversight is misleading given concentration of power and potential for conflicts of interest when the CEO is responsible for overseeing their own role if also serving as chair. These concerns are not dispelled by the fact that the company has a lead independent director role.

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4.	PPG lacks robust board oversight of human rights risk management, which presents material risks to the company and its investors. Adopting governance best practices can contribute to improved human rights performance.

PPG has significant human rights risks in its operations and supply chain which require robust board oversight to ensure these risks are effectively managed. While the Board Audit Committee and Technology and Environment Committee oversee compliance with PPG’s Global Code of Ethics and Supplier Code of Conduct, committee responsibilities for human rights risk management are not clearly defined. Strong human rights governance is essential to the effective implementation of PPG’s human rights commitments. A separate and independent board chair could provide governance and oversight of these risks to ensure that they are responsibly managed and prioritized by management.

Failure to effectively manage human rights risks may result in legal action, penalties or fines, reputational damage, and human capital management issues, risks which have materialized in the examples below:

There are well-documented risks of child labor in PPG’s supply chain for mica, a mineral critical to the manufacture of PPG’s pearlescent paints.7 Child labor in mica mining is illegal and qualifies as one of the worst forms of child labor, which requires heightened due diligence and attention from the board. Investors lack evidence that PPG is conducting the due diligence necessary to root out this practice from its supply chain and contribute to effective remedy for impacted stakeholders. During COVID-19, the risks of child labor and severe poverty in mica communities increased, and it is unclear to investors how the board is overseeing this risk or how PPG is addressing this to ensure responsible sourcing and supply chain continuity.8

Historical environmental pollution from PPG manufacturing facilities has had devastating impacts on communities, leading to significant financial penalties, litigation, and reputational damage: PPG is responsible for paying $367 million to clean up industrial waste from a New Jersey chromium plant and a $5 million settlement to impacted property owners.9 In 2019, PPG paid a $1.2 million penalty for environmental violations and is responsible for cleaning up toxic discharges from a glass plant in Pennsylvania.10 Failure of the board to oversee this risk and the company to effectively manage community impacts of pollution has already resulted in material damage to the company.

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Worker health and safety and labor rights concerns impacting PPG employees present human capital management risks. Many of PPG’s inputs, such as epoxies, resins, solvents, and titanium dioxide, are associated with severe occupational health risks.11 PPG is also facing a consumer boycott by a labor union due to concerns that PPG’s web-based contracting service “threatens wages, standards, and benefits of the painting industry.”12 PPG’s disclosures fail to provide sufficient information about board responsibilities for overseeing management of health and safety and labor rights risks. Employee health and wellbeing is essential to the efficacy of the company’s operations.

Conclusion

Proponents encourage all PPG shareholders to support Item 6 on Independent Board Chair. Adoption of an independent board chair policy would strengthen independent oversight at PPG and allow the company to better align its governance structure with best practice that is increasingly supported by peer companies, governance experts, and investors. Effective board oversight is critical to PPG’s management of its human rights risks, and adopting best practices like the independent board chair policy will also strengthen human rights governance.

For further information, please contact:

Gina Falada, Senior Program Associate at Investor Advocates for Social Justice

Representing the Congregation of the Sisters of St. Joseph of Peace

gfalada@iasj.org

1 Board Leadership Structure and CEO Turnover, Journal of Corporate Finance, last revised 2014, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=224055

2 2020 U.S. Spencer Stuart Board Index: https://www.spencerstuart.com/-/media/2020/december/ssbi2020/2020_us_spencer_stuart_board_index.pdf

3 Boards of Directors for Sherwin-Williams and Axalta, 2021: https://investors.sherwin-williams.com/corporate-governance/board-of-directors/default.aspx ; https://www.axalta.com/corporate/en_US/about-axalta/leadership/board-of-directors-.html

4 Independent Board Leadership, CII: https://www.cii.org/independent_board ; In-Depth: Independent Board Chairman, Glass Lewis, updated 2016: http://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf

5 The role of the Chairman as well as value of a non executive chairman, Deloitte, 2014: https://www2.deloitte.com/content/dam/Deloitte/za/Documents/governance-risk-compliance/ZA_TheRoleOfTheChairmanAsWellAsValueOfANonExecutiveChairman_04042014.pdf

6 Interfaith Center on Corporate Responsibility, 2021: https://www.iccr.org/

7 Global Mica Mining and the Impact on Children’s Rights, SOMO, 2018: https://www.somo.nl/wp-content/uploads/2018/03/NL180313_GLOBAL-MICA-MINING-.pdf ;

Child labour in Madagascar’s mining sector, SOMO, 2019: https://www.somo.nl/child-labour-in-madagascars-mica-sector/

8 Responsible Mica Initiative Participates in Emergency Response to Mitigate COVID-19’s Impact on Mica-Dependent Communities, Responsible Mica Initiative, 2020: https://responsible-mica-initiative.com/responsible-mica-initiative-participates-in-emergency-response-to-mitigate-covid-19s-impact-on-mica-dependent-communities

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9 PPG responsible for $367 million cleanup cost of Jersey City chromium site, federal appeals court says, NJ.com, 2020: https://www.msn.com/en-us/news/us/ppg-responsible-for-dollar367-million-cleanup-cost-of-jersey-citychromium-site-federal-appeals-court-says/ar-BB13HvaE ;

PPG Industries reaches $5 million settlement with Jersey City homeowners over chromium contamination, NJ.com, 2020: https://www.nj.com/hudson/2020/10/ppg-industries-reaches-5-million-settlement-with-jersey-city-homeowners-over-chromium-contamination.html

10 PPG to pay $1.2 million in settlement over pollution from Ford City glass dump, Pittsburgh Post-Gazette, 2019: https://www.post-gazette.com/business/pittsburgh-company-news/2019/04/02/PPG-settlement-penalty-pollution-glass-plant-Ford-City-Armstrong-County/stories/201904020121 ;

Judge: PPG solely liable for pollution near Ford City, Trib Live, 2018: https://archive.triblive.com/local/valley-news-dispatch/judge-ppg-solely-liable-for-pollution-near-ford-city/

11 Reproductive Health and the Workplace, CDC, last reviewed 2019: https://www.cdc.gov/niosh/topics/repro/specificexposures.html ;

Titanium dioxide: Immediately Dangerous to Life or Health Concentrations, CDC last reviewed 2014: https://www.cdc.gov/niosh/idlh/13463677.html

12 International Union Of Painters And Allied Trades Calls For Boycott Of PPG, The Second-Largest Paint Manufacturer In North America, Over Concerns Of Worker Exploitation, IUPAT, 2020: https://www.iupat.org/press-room/international-union-of-painters-and-allied-trades-calls-for-boycott-of-ppg-the-second-largest-paint-manufacturer-in-north-america-over-concerns-of-worker-exploitation/

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